UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	August 26, 2004	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM TO EXPAND INTO KAZAKHSTAN

BY ACQUIRING SECOND LARGEST WIRELESS OPERATOR

Moscow (August 26, 2004) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced it has won a tender against international bidders and has signed an agreement to purchase “KaR-Tel”, the second largest cellular operator in Kazakhstan, for a purchase price of US$350 million plus assumption of approximately $75 million in debt. KaR-Tel holds a national GSM-900 license and currently serves approximately 600,000 subscribers, representing, according to Company estimates, a 31% market share in Kazakhstan.

Recognizing the benefits of local expertise when entering a new country, VimpelCom is also in discussions with a Kazakh partner to sell for cash (at the same pricing terms as paid by VimpelCom) a minority interest of up to 50% minus one share in KaR-Tel. VimpelCom intends to retain control of KaR-Tel, with no less than 50% plus one share ownership. The closing of both the purchase of KaR-Tel by VimpelCom and the sale of a stake in KaR-Tel to a partner are expected to occur in the second half of 2004.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are very pleased to announce this acquisition in Kazakhstan as VimpelCom’s first expansion outside of Russia. This move opens a new chapter in our development, reflecting our vision of VimpelCom as an international company with a strong presence in developing markets, particularly within the CIS. Kazakhstan, with the highest GDP per capita in the CIS after Russia and a cellular penetration rate of only 13%, offers tremendous opportunities.”

Mr. Izosimov continued, “Building upon our achievements and experience operating across 11 time zones in Russia, we intend to expand decisively into Kazakhstan with the introduction of our Bee Line brand and the implementation of our unified business solutions for IT, marketing, distribution, customer service, billing and network operations.”

Kazakhstan is located in Central Asia and borders Russia, Uzbekistan, Turkmenistan, Kyrgyzstan and China. With a population of approximately 15 million, Kazakhstan has the second highest GDP per capita in the CIS (after Russia) and had an annual rate of growth in 2003 of 9.2%. Kazakhstan has significant oil and gas deposits as well as metals and other important minerals. Kazakhstan is the only CIS country to have received investment ratings from both S&P’s and Moody’s.

United Financial Group (UFG), a Moscow based investment bank affiliated with Deutsche Bank, acted as VimpelCom’s financial advisor in this transaction. Akin, Gump, Strauss, Hauer & Feld L.L.P. acted as legal advisor in this transaction.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line GSM” brand. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, in part, to the consummation of

VimpelCom To Expand Into Kazakhstan By Acquiring Second Largest Wireless Operator

the acquisition of KaR-Tel as well as the sale of a stake in KaR-Tel to a Kazakh partner, which are both subject to conditions precedent. There can be no assurance that such conditions will be met and that the closings will occur, or that if the acquisition of KaR-Tel is consummated that the subsequent sale to the Kazakh partner will be consummated. In addition, the forward-looking statements contained in this press release, including the intended benefits to VimpelCom from the transactions described herein, are based on Management’s best assessment, based upon due diligence conducted to date, of each of the Company’s and KaR-Tel’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and Kazakhstan and general economic developments in Russia and Kazakhstan, and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com